August 25, 2023

VIA EDGAR

Mr. Jeffrey Lewis

Ms. Jennifer Monick

Mr. Kibum Park

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Invesco Commercial Real Estate Finance Trust, Inc.

Form 10-12G

Filed June 29, 2023

File No. 000-56564

Ladies and Gentlemen:

This letter sets forth the response of Invesco Commercial Real Estate Finance Trust, Inc. (the “Company”) to the comment letter, dated July 26, 2023, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form 10-12G initially filed with the Commission on June 29, 2023 (the “Registration Statement”). For convenience of reference, the comments contained in the Staff’s letter are reprinted below in italics, followed by the Company’s responses. In addition, the Company is hereby filing Amendment No. 1 to the Registration Statement on Form 10-12G (the “Amended Registration Statement”) with the Commission.

General

1.

Please include the disclosure required by Industry Guide 5, including prior performance tables, or advise. For guidance, see Securities Act Release 33-6900 (June 17, 1991) and CF Disclosure Guidance: Topic No. 6.

Response: In connection with the preparation of the Registration Statement, the Company considered, among other things, the requirements of (i) 17 CFR Chapter II Part 229 – Standard Instructions for Filing Forms under the Securities Act of 1933, the Securities Exchange Act of 1934 (the “Exchange Act”) and Energy Policy and Conservation Act of 1975 – Regulation S-K (“Regulation S-K”), including Regulation S-K Items 801 and 802 in particular; (ii) 17 CFR Chapter II Part 240 – General Rules and Regulations, Securities Exchange Act of 1934, as required by the General Instructions on Form 10; (iii) 17 CFR Chapter II Part 241 – Interpretive Releases Related to the Securities Exchange Act of 1934 and General Rules and Regulations Thereunder (“Part 241”), under which Release 33-6900 (defined below) can be found; and (iv) the applicability of Securities Act Release 33-6900 (June 17, 1991) (“Release 33-6900”), Industry Guide 5 (“Guide 5”) and CF Disclosure Guidance: Topic No.6. Following its review, the Company concluded that it would be unnecessary and not applicable for the Company to include additional disclosures under Guide 5, including any prior performance information, in the Registration Statement because the Company is not registering its securities for sale under the Securities Act of 1933, as amended (the “Securities Act”), rather the Company is registering on Form 10 pursuant to Section 12(g) of the Exchange Act.

In reaching the conclusion that additional disclosures would be unnecessary and not applicable, the Company considered the framework of the rules as set forth in Regulation S-K Items 801 and 802 in the context of Form 10. Item 801 applies only to registration statements under the Securities Act and requires that such registration statements contain the information set forth in the applicable industry guide. Item 802 applies to registration statements under the Exchange Act. However, Guide 5 information is only required to be included for registrations under the Securities Act pursuant to Item 801, not registrations under the Exchange Act pursuant to Item 802.

The Company also notes that the Commission has specifically extended the applicability of Securities Act Industry Guides to registrations for certain types of organizations under the Exchange Act Industry Guides, but the Commission has not done so with respect to Guide 5. In the Exchange Act Industry Guides, Guide 3 and Guide 4 relate to the disclosures of bank holding companies and unpaid claims and claim adjustment expenses of property casualty underwriters, respectively, and specifically state that each guide applies to the business portion of registration statements filed on Form 10. Neither Guide 3 nor Guide 4 apply to the Company, and there is no such corresponding requirement included for an Exchange Act Industry Guide 5, as applied to a real estate limited partnership or a real estate investment trust.

Release 33-6900 provides the Commission’s views concerning disclosure requirements applicable to roll-up transactions and initial public offerings of units and other similar securities as amendments to 17 CFR Chapter II Part 231 – Interpretive Releases Relating to the Securities Act of 1933 and General Rules and Regulations Thereunder (“Part 231”). Release 33-9600 also amends Part 241 with respect to NASD requirements for roll-up transactions and matching services and crossing arrangements, as described therein, but not with respect to the applicability of Guide 5. As noted above, the Company is registering under the Exchange Act and not the Securities Act; therefore, the additional considerations regarding registrations under the Securities Act are not applicable to the Company at this time.

With respect to the language of Release 33-6900, the Commission specifically extends the considerations in Release 33-6900 to “the preparation of registration statements for real estate investment trusts” citing as it does Regulation S-K 801(e), wherein a Company would be required to disclose the information required by Guide 5 in a registration statement under the Securities Act. As previously noted, neither Item 801 nor 802 would require the information in Guide 5 to be disclosed in the Registration Statement. In addition, the Registration Statement does not relate to a roll-up transaction, the public offering of units or other similar securities or matching services and other crossing arrangements, so the amendments of Part 231 and Part 241 pursuant to Release 33-6900 are not relevant in this case. Therefore, the Company does not believe that additional disclosures under Guide 5 are appropriate in the Registration Statement.

2.

We note that your primary investment strategy is to originate, acquire, and manage a diversified portfolio of loans and debt-like preferred equity interests secured by, or unsecured but related to, commercial real estate. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed legal analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

Response: The Company intends to operate, directly and/or through wholly-owned, majority-owned or primarily controlled subsidiaries, so that it and each of its subsidiaries is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

Under Section 3(a)(1) of the 1940 Act, in relevant part, an issuer is not deemed to be an investment company if:

•

it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”); and

•

it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of “government securities” and cash items) on an unconsolidated basis (the “40% Test”).

The Company expects to conduct its businesses primarily through its subsidiaries. With respect to the 40% Test, the Company expects that most of the entities through which it owns assets will be wholly-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

With respect to the Primarily Engaged Test, the Company does not intend to engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company expects to primarily hold interests in its subsidiaries, most of which are expected to either not meet the threshold definition of investment company under Section 3(a)(1) or to qualify for an exception from the definition under the 1940 Act other than the two exceptions noted above (e.g., Section 3(c)(6) or Section 3(c)(5)(C)). Accordingly, the Company will be primarily engaged in the non-investment company businesses of its subsidiaries.

If, however, the value of the interests in subsidiaries of the Company that the Company holds and that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the adjusted total assets of the Company (which is most likely to occur if such subsidiaries do not own a sufficient amount of qualifying real estate assets or real estate-related assets to rely on Section 3(c)(5)(C) of the 1940 Act), then the Company will seek to rely on Section 3(c)(6) of the 1940 Act, which excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4) and

(5) of Section 3(c), or in one or more such businesses (from which not less than 25% of such company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding or trading in securities. In this case, the Company would be “primarily engaged,” through wholly-owned and majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. Although the Staff have issued little interpretive guidance regarding Section 3(c)(6), we believe that the Company and relevant subsidiaries may rely on Section 3(c)(6) if 55% of the assets of the relevant entity consist of, and at least 55% of the income of the relevant entity is derived from, qualifying real estate assets owned by its wholly-owned or majority-owned subsidiaries.

The Company expects that most of its subsidiaries will be able to rely on Section 3(c)(5)(C) (or 3(c)(6), as discussed above) of the 1940 Act for an exception from the definition of an investment company. Section 3(c)(5)(C) generally provides that any person not engaged in the business of issuing redeemable securities and who is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate is excepted from the definition of investment company. Based on Staff no-action letters, Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“qualifying real estate assets”) and at least 80% of its assets in qualifying real estate assets or real estate-related assets. No more than 20% of the value of its assets may be assets (“miscellaneous assets”) other than qualifying real estate assets and real estate-related assets.

The Company expects that each of its subsidiaries that seek to rely on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying real estate assets, and approximately an additional 25% of its assets in qualifying real estate assets and/or other types of real estate-related assets (“Mortgage Subsidiaries”). In addition, none of the Mortgage Subsidiaries expects to issue currently redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, as those terms are defined in the 1940 Act. The Company expects to limit the investments that the Mortgage Subsidiaries make, directly or indirectly, in assets that are not qualifying real estate assets and in assets that are not real estate-related assets.

Below is further detail regarding how potential investments of the subsidiaries of the Company will be treated for purposes of the exclusions provided by Sections 3(c)(5)(C) and 3(c)(6), in each case consistent with relevant Staff guidance:

First and Second Mortgage Loans. A first mortgage loan will be treated as a qualifying real estate asset, as long as the loan is “fully secured” by real estate at the time of acquisition or origination by the subsidiary. Likewise, mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, will be treated as qualifying real estate assets if the real property fully secures the second mortgage. The Company will treat loans with loan-to-value ratios in excess of 100% to be real estate-related assets if the real estate securing the loan has an value of 55% of the fair market value of the loan on the date of acquisition or origination.

Mezzanine Loans. Real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or mezzanine loans, will be treated as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the relevant Staff no-action letter (e.g., the loan is made specifically and exclusively for the financing of real estate; the loan is underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed; the subsidiary as lender exercises ongoing control rights over the management of the underlying property to the same extent as is customary by holders of a second mortgage; the subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan; the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and the subsidiary as lender has the right to foreclose on the collateral and, through its ownership of the property-owning entity, become the owner of the underlying property).

Participations. A participation interest in a loan will be treated as a qualifying real estate asset only if the interest is a participation in a whole mortgage loan, such as an A-Note or a B-Note, that meets the applicable criteria set forth in the relevant Staff no-action letter (e.g., he note is a participation interest in a mortgage loan that is fully secured by real property; the subsidiary as note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and the subsidiary’s returns on the note are based on such payments; the subsidiary invests in notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan; the subsidiary as note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and in the event that the mortgage loan becomes non-performing, the subsidiary as note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) with respect to a B-Note, purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan). If these conditions are not met, the Company may treat the note as a real estate-related asset or as a miscellaneous asset depending upon applicable Commission guidance, if any.

Other Loans. We will treat the other real estate related loans described in this prospectus, i.e., bridge loans, wraparound mortgage loans, construction loans and loans on leasehold interests, as qualifying assets if such loans are fully secured by real estate, which is consistent with Staff no-action letters. With respect to construction loans, we will treat only the amount outstanding at any given time as a qualifying asset if the value of the property securing the loan at that time exceeds the outstanding loan amount plus any amounts owed on loans senior or equal in priority to our construction loan. The treatment of any other loans as qualifying real estate assets and real estate-related assets will be based on the characteristics of the underlying collateral and the particular type of loan (including whether the Company’s subsidiary has foreclosure rights with respect to those securities or loans that have underlying real estate collateral).

Real Estate-Related Securities. The Company expects to treat agency residential mortgage-backed securities (“RMBS”) as a qualifying real estate asset if the certificate represents all of the beneficial interests in a pool of mortgages, referred to as a “whole pool” certificate. The Company also expects to treat as real estate-related assets non-agency RMBS, commercial mortgage-backed securities, debt and equity securities of companies primarily engaged in real estate businesses and agency partial pool certificates.

Joint Venture and Similar Interests. Joint venture and similar interests generally will be treated as follows:

(i) if the subsidiary owns less than a majority of the voting securities of the entity, then the interest in the entity will be treated as a real estate-related asset if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets;

(ii) if the subsidiary owns at least a majority of the voting securities of the entity, then interest in the entity will be allocated among qualifying real estate assets, real estate-related assets and miscellaneous assets in proportion to the entity’s ownership of qualifying real estate assets, real estate-related assets and miscellaneous assets; and

(iii) if the subsidiary, the Company or another subsidiary (“General Partner”) is the general partner or managing member of the entity, then (a) the interest in the entity will be treated as in item (ii) above if the General Partner is actively involved in the management and operation of the venture and the General Partner’s consent is required for major decisions affecting the venture and (b) the interest in the entity will be treated as in item (i) above if the General Partner is not actively involved in the management and operation of the venture or the General Partner’s consent is not required for major decisions affecting the venture.

The Company will monitor its investments at the time of acquisition and disposition and on an ongoing basis to determine compliance with the exemptions/exclusions from registration discussed above. The Company will classify its assets for purposes of the 1940 Act, including the Section 3(c)(5)(C) and Section 3(c)(6) exclusions with respect to its subsidiaries, in accordance with no-action positions taken by the Staff in the past, subject to any further guidance issued by the Staff and the Commission in the future. To the extent that the Commission or the Staff provide further guidance regarding any of the exceptions that the Company and its subsidiaries rely on from registration as an investment company, the Company may need to adjust its strategy and related internal controls accordingly.

Item 1. Business

Structure, page 12

3.	Please revise the organization chart to disclose the ownership and voting percentages held in the company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amended Registration Statement to include the requested ownership and voting percentages.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Certain Transactions with Related Persons, page 81

4.

We note that as of the date of this filing, you have invested $157.4 million in two commercial real estate loans and financed your loan originations with repurchase agreements and borrowings on a revolving line of credit facility. To the extent that these loans involved any related person, please disclose information about such transactions here. Refer to Item 404(a)(5) of Regulation S-K.

Response: The Company hereby informs the Staff that the two referenced commercial real estate loans do not involve any of the Company’s related parties.

5.

We note your risks related to conflicts of interest. Please disclose your policies and procedures for review, approval or ratification of such conflicts of interest transactions. Refer to Item 404(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Amended Registration Statement to summarize the Company’s conflicts of interest policies and procedures.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information, page 91

6.

We note that as of the date of this filing, you had 4,375 common shares outstanding and 116 holders. Please state the number of holders for each class of common shares. Refer to Item 201 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Amended Registration Statement to update the number of holders for each class of the Company’s common stock.

Item 10. Recent Sales of Unregistered Securities

The Stapled Units Offering, page 98

7.	We note you define Stapled Unit as a unit consisting of one share of each of the Series A Preferred Stock, Class D Share, Class I Share and Class S Share. Please address the following:

•

Please clarify for us how you determined “stapled unit” is the appropriate terminology to use when describing these units. In this regard, please tell us what consideration you gave to whether or not this term is generally understood to mean the stocks of two separate corporations that must be owned and transferred together.

•	Please tell us and revise your filing to include a more robust description of the design and purpose for issuing these stapled units.

Response: A stapled unit or stapled security is a term commonly used within the investment management and real estate industries to describe two or more securities that must be owned or transferred together. Although this term may be used in reference to stocks of two separate corporations, the term also is commonly used to address two securities of the same issuer that are bundled via contractual terms, as are the Company’s stapled units.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Registration Statement to include a more robust description of the design and purpose of these stapled units with such description included below.

The shares in each Stapled Unit are inseparable and were required to be purchased together as a unit. Once purchased, the shares in each Stapled Unit remain inseparable until redemption by us and can only be transferred or assigned by a holder of a Stapled Unit as a unit. The holders of Stapled Units are not permitted to participate in our share repurchase plan. The purpose of the Stapled Units offering was to ensure we meet certain minimum holder requirements applicable to the Company under the Internal Revenue Code of 1986 and to enable the Company to qualify for an exception to holding “plan assets” under Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Item 11. Description of Registrant’s Securities to Be Registered, page 98

8.	Please describe the differences among the Class S, Class D, Class I, and Class E shares of common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Registration Statement to describe the differences among the Company’s classes of common stock.

9.

Please include a separate section describing the material provisions of your share repurchase plan. Also describe in the risk factor section the risks relating to the ability of stockholders to dispose of their shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 98 of the Amended Registration Statement to include the requested separate section describing the Company’s repurchase plan and risks relating to the ability of the Company’s stockholders to dispose of their shares.

10.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company hereby informs the Staff that its share repurchase plan (the “Repurchase Plan”) is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters. In particular, the Company is relying on the no-action relief granted to Blackstone Real Estate Income Trust, Inc. (letter dated September 12, 2016), which was based on the following factors, each of which is consistent with the Repurchase Plan:

•

All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in any prospectus used in any subsequent offerings, and the most recently determined net asset value (“NAV”) per share for each class of the Company’s common stock will always be available on the Company’s website and toll-free information line.

•

The Company will not solicit repurchases under the Repurchase Plan other than through a prospectus disclosing the transaction price and NAV per share of each class of the Company’s common stock. Stockholders desiring to request a repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

•

Shares may be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, as determined monthly (the “Share Transaction Price”) and the Company will file prospectus supplements with the Commission with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares and also provide each month the Share Transaction Price and the NAV per share for each class of shares on the Company’s website and toll-free information line.

•	Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month.

•

Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value is 2% of the Company’s aggregate NAV of all classes of the Company’s common stock as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of the Company’s common stock as of the last calendar day of the previous calendar quarter.

•	If the Company determines to repurchase fewer shares than have been requested to be repurchased in any month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.

•

Stockholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable month.

•	Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on repurchases, to and suspensions of the Repurchase Plan will be promptly disclosed to stockholders.

•

There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

•

The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors (of which the board of directors may suspend indefinitely). The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

•

The Repurchase Plan is open to all stockholders, with exception of holders of Stapled Units, as a result of tax and ERISA considerations, or any stockholders who may be subject to a lockup period during that period, as described in the Amended Registration Statement.

11.

Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company hereby acknowledges to the Staff that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the Repurchase Plan is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Company has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Signature, page 105

12.	Please include the title of the signing officer under the signature.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amended Registration Statement to include the title of the applicable signing officer.

Consolidated Financial Statements, page F-1

13.

We note that your consolidated financial statements are presented as of March 31, 2023 and for the period from October 27, 2022 (date of incorporation) through March 31, 2023. Since the Company appears to have a December 31 year end, please revise the filing to ensure that your financial statements include financial statements as of and for the period ended December 31, 2022 and separate interim periods (e.g. for the quarter ended March 31, 2023). Please refer to Rules 3-01 and 3-02 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-1 of the Amended Registration Statement to clarify that the Company did not commence any operational or investment activities on or prior to December 31, 2022..

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-6

14.

Please revise your disclosure to include your accounting policies for ongoing stockholder servicing fees and for upfront selling commissions and dealer manager fees, or tell us how you determined such disclosure is not necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-6 of the Amended Registration Statement to include the Company’s accounting policies for ongoing stockholder servicing fees and for upfront selling commissions and dealer manager fees.

8. Subsequent Events, page F-11

15.

We note that the Company has invested $157.4 million in two commercial real estateloans subsequent to March 31, 2023. Please tell us what consideration you gave to providing financial statements of the real estate properties securing these loans. Refer to SAB Topic 1I.

Response: In response to the Staff’s comment, the Company has reviewed the guidance of SAB Topic 1I and Section 2345 of the FRM and has concluded that, based on an assessment of the existing portfolio as of the date of this Amended Registration Statement, no loans meet the criteria of an ADC (i.e., acquisition, development and construction) arrangement. As of the date of this Amended Registration Statement, the Company has invested $318.1 million in four whole commercial real estate loans and $18.4 million in a mezzanine commercial real estate loan. The whole mortgage loans are secured by first mortgage liens on commercial real estate multifamily and industrial properties. In the event of a borrower default, the Company’s whole loans will generally be paid off before other forms of debt or equity of the borrower that are outstanding.

The Company’s mezzanine commercial real estate loan is secured by the sponsor’s pledge of their equity ownership interest in the entity holding the underlying real property. Upon default, the Company can foreclose on the equity ownership interests pledged and hold equity ownership of the commercial real estate subject to performance on the senior mortgage loan. The Company is both the senior and mezzanine lender on the underlying real property.

The Company does not have the same risks and rewards as the owners of the properties securing the Company’s loans and do not expect to participate in any residual profits on the underlying properties.

* * * *

If you have any questions, please contact me at (972) 715-7400 or Brian Hirshberg at Mayer Brown LLP at (212) 506-2176.

Sincerely,

INVESCO COMMERCIAL REAL ESTATE FINANCE TRUST, INC.

By:	/s/ Hubert J. Crouch
Name:	Hubert J. Crouch
Title:	Chief Executive Officer

cc:	Wendy Dodson Gallegos, Esq., Mayer Brown LLP

Brian Hirshberg, Esq., Mayer Brown LLP